                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D


               Under the Securities Exchange Act of 1934
                           (Amendment No. 3)

                 Resource Recycling Technologies, Inc.
                           (Name of Issuer)

               Common Stock, Par Value, $1.00 Per Share
                    (Title of Class of Securities)

                              760930-10-7
                            (CUSIP Number)

                         Steven J. Greenfield
                     Allen & Company Incorporated
      711 Fifth Avenue, New York, New York 10022, (212) 832-8000
       (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)

                            April 19, 1995
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           Page 1 of 6 Pages

                               SCHEDULE 13D
- ---------------------                                  -----------------
CUSIP No. 760930-10-7                                  Page 2 of 6 Pages
- ---------------------                                  -----------------

===========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

      Allen & Company Incorporated
- --------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                  (b)  [X]
- ---------------------------------------------------------------------------
3  SEC USE ONLY

- ---------------------------------------------------------------------------
4  SOURCE OF FUNDS*

- ---------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                      [ ]

- ---------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
- ---------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- --------------------------------------------------------------------------
7  SOLE VOTING POWER

          0
- ---------------------------------------------------------------------------
8  SHARED VOTING POWER

          0
- --------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER

          0
- ---------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER

          0
- ---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
- ---------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                     [ ]
- ---------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%
- ---------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          CO, BD
===========================================================================
                *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                               SCHEDULE 13D
- ---------------------                                  ------------------
CUSIP No. 760930-10-7                                  Page 3 of 6 Pages
- ---------------------                                  --------------------

==========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
        Paul A. Gould
- ---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                   (b)  [X]
- ---------------------------------------------------------------------------
3  SEC USE ONLY

- ---------------------------------------------------------------------------
4  SOURCE OF FUNDS*

- ---------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                       [ ]

- ---------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
- ---------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- ---------------------------------------------------------------------------
7  SOLE VOTING POWER

          0
- ---------------------------------------------------------------------------
8  SHARED VOTING POWER

          0
- ---------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER

          0
- ---------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER

          0
- ---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
- ---------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                     [ ]
- ---------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (110

          0.0%
- ---------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          IN
===========================================================================
                *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D
- ---------------------                                  --------------------
CUSIP No. 760930-10-7                                  Page 4 of 6 Pages
- ---------------------                                  --------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

        Allen Holding Inc.
- -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                     (b)  [X]
- -----------------------------------------------------------------------------
3  SEC USE ONLY

- -----------------------------------------------------------------------------
4  SOURCE OF FUNDS*

- -----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- -----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
- -----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- -----------------------------------------------------------------------------
7  SOLE VOTING POWER

          0
- -----------------------------------------------------------------------------
8  SHARED VOTING POWER

          0
- -----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER

          0
- -----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER

          0
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (110

          0.0%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          HC
=============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)
                                             Page 5 of 6 Pages

                         AMENDMENT NO. 3
                               TO
                          SCHEDULE 13D



          The Reporting Persons, consisting of Allen & Company Incorporated ("ACI"), Allen Holding Inc. ("AHI") and Paul A. Gould ("P. Gould," and together with ACI, the "Holders"), hereby amend their Schedule 13D relating to the Common Stock, par value of $1.00 (the "Common Stock"), of Resource Recycling Technologies, Inc. (the "Issuer") as set forth herein.


ITEM 5.   Interest in Securities of the Issuer

          As previously disclosed, Holders are parties to Stock Tender Agreements, dated as of March 17, 1995, among Waste Management, Inc. ("WMI"), WMI Acquisition, Inc., a wholly-owned subsidiary of WMI ("Sub") pursuant to which Holders tendered the shares of Common Stock of the Issuer owned by them in the cash tender offer (the "Tender Offer") of WMI and Sub to purchase any and all of the issued and outstanding shares of Common Stock of the Issuer at a purchase price of $11.50 per share. The Tender Offer expired pursuant to its terms on April 19, 1995, and the Holders' shares were sold in connection therewith. As a result of such transactions, the Reporting Persons ceased to be the beneficial owners of any of the Issuer's Common Stock, and are therefore filing this final Amendment to this Schedule 13D.

                                             Page 6 of 6 Pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 1995


ALLEN & COMPANY INCORPORATED


     By:  /s/ Steven J. Greenfield
- ---------------------------------
     Name:    Steven J. Greenfield
     Title:   Vice President

ALLEN HOLDING INC.


     By:  /s/ Steven J. Greenfield
- ----------------------------------
     Name:    Steven J. Greenfield
     Title:   Vice President


/s/ Paul A. Gould
- ---------------------------------
    Paul A. Gould